Alex Shukhman	Goodwin Procter LLP
310.788.5136	Counselors at Law
AShukhman@	10250 Constellation Blvd.
goodwinprocter.com	Los Angeles, CA 90067
T: 310.788.5100
F: 310.286.0992

December 20, 2007

BY ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrowhead Research Corporation

Registration Statement on Form S-3

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Arrowhead Research Corporation (the “Company”) is a Registration Statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to common stock and warrants that the Company may sell from time to time in one or more offerings up to a total public offering price of $50,000,000 on terms to be determined at the time of sale.

The filing is being effected by direct transmission to the Commission’s EDGAR System. On December 19, 2007, in anticipation of this filing, the Company caused the filing fee of $1,535 to be wire transferred to the Securities and Exchange Commission (the “Commission”).

Please contact the me at (310) 788-5136 with any questions or comments you may have regarding this filing.

Very Truly Yours,

/s/ Alex Shukhman
Alex Shukhman, Esq.

cc: Ms. Jane Davidson